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Exhibit 99 (a)(2)(D)

December 19, 2007

U.S. ANTITRUST CONDITIONS FULFILLED FOR PHILIPS' ACQUISITION OF GENLYTE

Amsterdam, the Netherlands—Royal Philips Electronics (NYSE:PHG, AEX:PHI) ("Philips") today announced the expiration, as of 11:59 p.m. EST on December 17, 2007, of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the previously announced tender offer by Philips' indirect wholly owned subsidiary Golf Merger Sub, Inc. ("Philips Merger Sub") for all outstanding shares of common stock of The Genlyte Group Incorporated ("Genlyte,") for $95.50 per Genlyte share, without interest and subject to any applicable withholding of taxes. The expiration of the mandatory waiting period under the HSR Act is a condition to Philips Merger Sub's obligation to accept for payment and to pay for the Genlyte shares tendered into the tender offer.

        On November 30, 2007, Philips Merger Sub commenced the tender offer for the Genlyte shares, which is being made in accordance with the Agreement and Plan of Merger, dated as of November 25, 2007, by and among Genlyte, Philips Holding USA Inc. and Philips Merger Sub (the "merger agreement"). The offer and withdrawal rights will expire at 12:00 midnight EST on January 2, 2008, unless the offer is extended in accordance with the merger agreement and the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the "SEC").

        Investors and stockholders of Genlyte are urged to read the Tender Offer Statement on Schedule TO because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Genlyte may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips and Genlyte for free from the SEC's website at www.sec.gov.

        Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10004 or by telephone toll-free at (888) 679-2871 or at (212) 440-9800 (bankers and brokers only). Goldman, Sachs & Co. is the Dealer Manager for the tender offer and can be reached at 85 Broad Street, New York, NY 10004 or by telephone toll-free at (800) 323-5678 or collect at (212) 902-1000.

        This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase Genlyte Shares, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.

For more information, please contact:

Jayson Otke
Philips Corporate Communications
Tel.: +31 20 59 77215
Email: jayson.otke@philips.com

David Wolf
Philips Corporate Communications North America
Tel: +1 917 455 7857
Email: david.l.wolf@philips.com

Raymond L. Zaccagnini
The Genlyte Group Incorporated
Tel: +1 502 420 9500
Email: rzaccagnini@genlytegroup.com

About Royal Philips Electronics

        Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of "sense and simplicity". Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

        This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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  Exhibit 99 (a)(2)(D)